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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                           Form 20-F  X     Form 40-F
                                    -----

                  Indicate by check mark if the registrant is
                      submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                           Yes              No   X
                                               -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                           Yes              No   X
                                               -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes              No   X
                                               -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                           ---

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         Endesa Announces Conference Call on First Quarter 2003 Results

     NEW YORK--(BUSINESS WIRE)--April 22, 2003--Endesa (NYSE: ELE) reminds you that the release of its first quarter 2003 unaudited financial results will be on Wednesday April 30th, 2003 before the Spanish stock market opens (9:00 am Madrid time).
     The same day at 10:00 am (Madrid time) there will be a conference call hosted by Mr Rafael Miranda, Chief Executive Officer and Mr Jose Luis Palomo, Chief Financial Officer. The conference call will be held in English.
     The conference call will be webcasted from Endesa's web site
(www.endesa.es).
     As in previous quarters, in order to facilitate the access to the financial information, both the press release and the financial statements will be available for download from the "Investors" section of our website.

    CONTACT: Endesa, New York
             Jacinto Pariente, 212/750-7200
             North America Investor Relations Office
             http://www.endesa.es

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: April 22, 2003                       By:  /s/ Jacinto Parinete
                                                --------------------------------

                                            Name:    Jacinto Pariente
                                            Title:   Manager of North America
                                                     Investor Relations

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